PRIMERO ANNOUNCES CLOSING OF CERRO DEL GALLO ACQUISITION

Toronto, Ontario, May 22, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the successful completion of the previously announced scheme of arrangement (“Arrangement”) under the Australian Corporations Act 2001, whereby Primero has acquired all of the issued and outstanding ordinary shares of Cerro Resources NL (“Cerro”). Cerro’s principal asset is 69%1 of the feasibility stage Cerro del Gallo project, a gold-silver deposit with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 2.3 million ounces of gold equivalent measured and indicated resources (inclusive of reserves)2, located in the province of Guanajuato, Mexico. As of today, and including the 17,983,956 Primero common shares issued as consideration under the Arrangement to the former shareholders of Cerro, Primero has 115,419,578 common shares issued and outstanding. An additional 866,525 common shares have been reserved for issuance in connection with new Primero options issued to the former option holders of Cerro pursuant to the Arrangement.

“With the closing of this transaction Primero marks an important milestone on its journey to become an intermediate gold producer,” stated Joseph Conway, President and Chief Executive Officer. “The Cerro del Gallo project provides our shareholders immediate improved leverage to gold with a significantly larger reserve and resource base, production and cash flow profile. This acquisition solidifies Primero’s operating advantage in Mexico, a mining friendly jurisdiction, in a region that has excellent infrastructure and skilled workers. Primero has the operational and financial strength to advance the project on a timely basis which will be beneficial for all stakeholders. We welcome our new shareholders and look forward to the benefits this transaction offers."

Confirmations of holdings will be sent shortly to former Cerro shareholders and optionholders receiving consideration pursuant to the Arrangement. Former Cerro shareholders as a group were also recently granted 80.01% of the ordinary shares of the newly incorporated Santana Minerals Limited (“Santana”). Pursuant to the Arrangement, Santana assumed Cerro’s non Cerro del Gallo interests including the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, as well as shares in Syndicated Metals Limited. In addition, Primero has subscribed for its 19.99% interest in Santana for AUD$4 million with anti-dilution rights for two years. Primero is entitled to appoint a director to the Santana board of directors, and Primero intends to nominate Joseph Conway to this position.

Primero has received conditional approval to list the CHESS Depository Interests (“CDIs”) to be issued to eligible Cerro shareholders under the Arrangement on the Australian Stock Exchange (the “ASX”). Primero expects that the Primero CDIs will commence trading on the ASX under the symbol “PPM” on May 24, 2013. The remaining Primero common shares issued to former Cerro shareholders have been conditionally approved for listing on the TSX and the NYSE, subject to satisfaction of standard listing conditions.

Cerro shares ceased trading on the TSX Venture Exchange (“TSX-V”) on May 10, 2013, and will be delisted in late May. Trading on the ASX was suspended on May 9, 2013, and the shares are expected to be delisted from the ASX in late May.

Primero’s website is www.primeromining.com

For further information, please contact:

Tamara Brown
VP, Investor Relations

Tel: (416) 814 3168 tbrown@primeromining.com

(1)	30.8% of Cerro del Gallo project is currently held by a Goldcorp Inc. subsidiary.

(2)

Gold equivalent reserves and resources are calculated based on 100% ownership of the interests in Cerro Del Gallo and on long term consensus prices of US$1,350 per ounce of gold, US$23.25 per ounce of silver and US$7,447 per tonne of copper.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “intends”, “to become”, “to advance” “believes” or variations of such words and phrases or statements that certain actions, events or results “will be”, “will commence”, “may”, “could” or “would”, or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s ability to advance the Cerro del Gallo project and the benefits of the transaction; the listing of the Company’s CDIs on the ASX and the listing of additional shares on the TSX and NYSE; the delisting of Cerro Resources NL shares from the TSX-Venture Exchange and the ASX; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that listing conditions will be satisfied; that the Company will be able to advance the Cerro del Gallo project on a timely basis; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company’s CDIs may not commence trading on the ASX when anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this press release are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Primero uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize.